UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2021

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EMBRAER S.A.

PUBLICLY HELD COMPANY

CNPJ/ME: 07.689.002/0001-89

NIRE: 35.300.325.761

MATERIAL FACT

Embraer S.A. (“Embraer” – EMBR3 and ERJ), in compliance with CVM Instructions 358 and 565, informs its shareholders that, on the date hereof, the Board of Directors of Embraer approved the proposal for the partial spin-off of its wholly-owned subsidiary Yaborã Indústria Aeronáutica S.A., enrolled with the Taxpayers’ Register (CNPJ/ME) under No. 30.657.250/0001-60 (“Yaborã”), with transfer of the spun-off portion to Embraer, effective as of January 1, 2022 (“Transaction”).

The Company also informs that, on the date hereof, Embraer’s and Yaborã’s management executed the “Protocol and Justification for Partial Spin-off of Yaborã Indústria Aeronáutica S.A., with transfer of the spun-off portion to Embraer S.A.”, in order to establish the terms and conditions of the Transaction.

The purpose of the Transaction is for the commercial aviation business to be developed directly by Embraer again, resulting in a reduction in operating, systemic, administrative and tax expenses.

The Transaction is still subject to approval by Embraer’s shareholders and the call for the extraordinary general shareholders’ meeting shall take place in due course.

Embraer will keep its shareholders, the market in general and all its employees, suppliers and customers informed of any material developments.

São José dos Campos, October 28, 2021

Antonio Carlos Garcia

Executive Vice-President of Finance and Investor Relations

ANNEX 3 to CVM Instruction No. 565

1. Identification of the companies involved in the transaction and a brief description of the activities performed by them.

EMBRAER S.A., a publicly held company headquartered in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima 2170, F-100, Putim, CEP 12227-901, enrolled with the Taxpayers’ Register (CNPJ/ME) under No. 07.689.002/0001-89. Activities: development, manufacture and sale of aircraft and aerospace materials in the various segments in which Embraer operates.

YABORÃ INDÚSTRIA AERONÁUTICA S.A., a privately held corporation headquartered in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima 2170, Putim, CEP 12227-901, enrolled with the Taxpayers’ Register (CNPJ/ME) under no. 30.657.250/0001-60. Activities: development, manufacture and sale of aircraft and aerospace materials in the commercial aviation segment.

2. Description and purpose of the transaction.

The corporate reorganization comprises the partial spin-off of Yaborã with transfer of the spun-off portion to Embraer, for the commercial aviation business to be merged into Embraer, so that all assets and liabilities of Yaborã listed in the Appraisal Report (“Spun-off Portion”) are transferred to Embraer, as recorded and reflected in the accounts in Yaborã‘s balance sheet prepared as of July 31, 2021 (“Reference Date”), effective as of January 1, 2022, with no joint and several liability between the Parties, pursuant to the sole paragraph of article 233 of Law 6,404/76 (“Transaction”).

The entire equity interest representing Yaborã’s capital stock subject to the Transaction, which is held by Embraer, shall be cancelled, as set forth in article 226, paragraphs 1 and 2, of Law No. 6,404, dated December 15, 1976 (“Brazilian Corporations Law”).

The Transaction will not result in any increase in Embraer’s shareholders’ equity, given that, at the time of the Transaction, 100% (one hundred percent) of the equity interest representing Yaborã’s total capital stock will be owned by Embraer, and that Yaborã’s consolidated records are already reflected in Embraer’s consolidated financial statements. In addition, in substitution for the equity interest that is currently recorded in Embraer’s consolidated financial statements, Yaborã’s assets, after the Transaction, will be directly recorded as Embraer’s assets. Thus, as a result of the intended Transaction, the investment account related to Embraer’s equity interest in Yaborã’s capital stock will be replaced in Embraer’s accounting by the assets and liabilities that comprise the spun-off portion and that are included in Yaborã’s balance sheet, without any change to the capital stock account.

Lastly, Embraer shall continue, after the Transaction, to dedicate itself to the development, manufacture and sale of aircraft and aerospace materials in the various segments in which Embraer operates, maintaining its registration as a publicly held company. Yaborã, on the other hand, after the Transaction, has no intention of obtaining registration as a securities issuer.

3. Main benefits, costs and risks of the transaction.

The purpose of the Transaction is for the commercial aviation business to be developed directly by Embraer again, thus resulting in a reduction in operating, systemic, administrative and tax expenses.

The costs of the Transaction are estimated in approximately R$150 million, including expenses with publications, auditors, appraisers, lawyers, consultants, including for the implementation of IT systems (including SAP) and other professionals engaged to advise on the transaction.

The purpose of the Partial Spin-off is for the commercial aviation business to be developed directly by Embraer again, as well as to take advantage of the synergies obtained with this return. This return process may result in difficulties of an operational, commercial, financial, contractual and technological nature, which may result in failure to take advantage of the expected synergies, or lead to unforeseen losses or expenses. Embraer’s management may, therefore, not be able to successfully implement the intended return, or to obtain the expected returns on investments related to this Transaction.

4. Share replacement ratio.

Not applicable, since, as a result of the Transaction, no new shares of Embraer shall be issued. In addition, considering that Embraer is the owner of all Yaborã’s shares, the Transaction will not result in any increase or decrease in Embraer’s shareholders’ equity or capital stock, insofar as Yaborã’s shareholders’ equity is already fully reflected in Embraer’s shareholders’ equity, as a result of the application of the equity method.

5. Criteria for determining the replacement ratio.

Not applicable, as explained in item 4 above.

6. Assets and liabilities that will comprise each portion of equity, in the event of a spin-off.

The assets and liabilities that shall comprise Yaborã’s spun-off portion to be transferred to Embraer are those listed in the Appraisal Report, which is an integral part of the Protocol and Justification and shall be made available upon the call of the Extraordinary General Shareholders’ Meeting of Embraer S.A. that resolves on matters regarding the transaction herein informed.

7. Whether the transaction has been or will be subject to approval by Brazilian or foreign authorities.

The transaction has not and will not be subject to approval by Brazilian or foreign authorities.

8. In transactions involving parent companies, subsidiaries or companies under common control, the share replacement ratio calculated in accordance with article 264 of Law No. 6,404, of 1976.

Regarding the appraisal report preparation requirement set forth in article 264, paragraph 1, of the Brazilian Corporations Law, the Collegiate of the Brazilian Securities and Exchange Commission, at a meeting held on February 15, 2018, in the scope of SEI Proceeding 19957.011351/2017-21, unanimously decided that said article was not applicable in transactions involving the merger of a wholly-owned subsidiary by a publicly-held company, since, as there are no non-controlling shareholders in Yaborã, the fundamental condition set forth in the provision would not be present. Thus, for purposes of transfer of Yaborã’s spun-off portion to the Company, the referred appraisal report preparation requirement is not applicable.

9. Applicability of appraisal rights and reimbursement amount.

Not applicable, as Yaborã is a wholly owned subsidiary of Embraer.

10. Other material information.

Further information shall be made available upon the call of the Extraordinary General Shareholders’ Meeting to resolve on the Transaction. Such call is estimated to take place on October 29, 2021.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
Name: Antonio Carlos Garcia
Title: Executive Vice President of Finance and Investor Relations